1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 11, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F     ☒      Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     ☐      No    ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/09/11

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/08/15 : To announce the acquisition of Fubon Financial Holding Co., Ltd. Corporate Bonds

2.	Announcement on 2012/08/15 : Explanation of the report about Yen-Sung Lee be promoted to be CHT President

3.	Announcement on 2012/08/15 : Chunghwa Telecom holds investor conference for the first half of 2012 operation results

4.	Announcement on 2012/08/22 : To announce the acquisition of China Steel Corporation Corporate Bonds

5.	Announcement on 2012/08/22 : Explanation of the report that Chunghwa will spend NT$3 billion to build the new submarine cable

6.	Announcement on 2012/08/27 : Explanation of the report that NEC will have cooperation with Taiwan Power and Chunghwa Telecom

7.	Announcement on 2012/08/29 : New appointment of business spokesperson

8.	Announcement on 2012/08/29 : The board of directors approves the participation of an urban renewal project located in Hsinchu City

9.	Announcement on 2012/08/29 : New appointment of Representative Juristic-Person Director

10.	Announcement on 2012/08/29 : New appointment of internal audit officer

11.	Announcement on 2012/08/29 : New appointment of President

12.	Announcement on 2012/08/30 : To announce the differences between ROC GAAP and US GAAP for the first half of 2012 financial statements

13.	Announcement on 2012/08/31 : New appointment of business acting spokesperson

14.	Announcement on 2012/09/04 : To announce the differences between its audited unconsolidated pretax income and its unaudited unconsolidated pretax income for 2Q 2012

15.	Announcement on 2012/09/05 : Chunghwa Telecom participates in 19th CLSA Investors’ Forum 2012

16	Announcement on 2012/09/10 : To announce the Company’s August 2012 revenues

17	Announcement on 2012/09/10 : August 2012 sales